UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

C&D TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
124661109
(CUSIP Number)
Lisa Conrad
Angelo, Gordon & Co., LP
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-8220
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	124661109

1	NAMES OF REPORTING PERSONS ANGELO, GORDON & CO., L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		345,029,647

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		345,029,647

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	345,029,647

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	65.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA; PN

Page 2 of 8 Pages

CUSIP No.	124661109

1	NAMES OF REPORTING PERSONS JOHN M. ANGELO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		345,029,647

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		345,029,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	345,029,647

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	65.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 3 of 8 Pages

CUSIP No.	124661109

1	NAMES OF REPORTING PERSONS MICHAEL L. GORDON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		345,029,647

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		345,029,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	65.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 4 of 8 Pages

CUSIP No.	124661109
This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by the Reporting Person (as defined therein) with the United States Securities and Exchange Commission (the “Commission”) on September 24, 2010, as amended by Amendment No. 1, filed with the Commission on November 10, 2010 (collectively, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of C&D Technologies, Inc., a Delaware corporation (the “Issuer”) , issuable upon conversion of 5.5% convertible senior notes due 2026 (the “Notes”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented as follows:
On December 23, 2010, the transactions contemplated by the registered exchange offer described in the Restructuring Support Agreement were consummated and the Reporting Persons validly tendered all of their Convertible Senior Notes to the Issuer and the Reporting Persons did not withdraw them. In connection with the registered exchange offer, the Reporting Persons received 3,962.18 Shares for each $1,000 in principal amount of its 5.25% convertible senior notes due 2025 that had a face value of $60,496,000. The 5.25% convertible senior notes due 2025 were not exercisable within 60 days of the time of the exchange offer. The Reporting Persons also received 3,959.91 Shares for each $1,000 in principal amount of its Notes that had a face value of $26,600,000.

Item 5	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) As of the date hereof, the Reporting Persons beneficially own 345,029,647 Shares. Based on information provided by the Issuer, the number of Shares outstanding as of December 27, 2010, was 529,558,097. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 65.15% of the total number of Shares outstanding.
(b)(i) Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 345,029,647 Shares.
(ii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 345,029,647 Shares.
(iii) Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 345,029,647 Shares.
(c) Information concerning transactions in the Shares, or securities convertible into, exercisable for, or exchangeable for the Shares, effected by the Reporting Persons during the past sixty days is set forth in Exhibit E hereto and is incorporated by reference herein.

Page 5 of 8 Pages

CUSIP No.	124661109
(d) The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.
(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.
Exhibit B — Joint Filing Agreement, dated as of September 24, 2010, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon.
Exhibit E to Item 7 of the Schedule 13D is hereby amended and restated as follows:
Exhibit E — Transactions in the Shares of C&D Technologies, Inc. in the Past 60 Days.

Page 6 of 8 Pages

CUSIP No.	124661109
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 28, 2010	ANGELO, GORDON & CO., L.P.
	By:	AG Partners, L.P.
Its General Partner

	By:	JAMG LLC
Its General Partner

	By:	/s/ Kirk Wickman
		Name:	Kirk Wickman
		Title:	Attorney-in-Fact

Date: December 28, 2010	JOHN M. ANGELO
/s/ Kirk Wickman
	Name:	Kirk Wickman
	Title:	Attorney-in-Fact

Date: December 28, 2010	MICHAEL L. GORDON
/s/ Kirk Wickman
	Name:	Kirk Wickman
	Title:	Attorney-in-Fact

Page 7 of 8 Pages

CUSIP No.	124661109

EXHIBIT INDEX

		Page No.

B.	Joint Filing Agreement, dated as of September 24, 2010, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon	9

E.	Transactions in the Shares of C&D Technologies, Inc. in the Past 60 Days	10

Page 8 of 8 Pages